Mail Stop 4561

January 26, 2010

Mr. Frank Brod
Corporate Vice President and Chief Accounting Officer
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399

> **Re: Microsoft Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed July 30, 2009**
> **000-14278**

Dear Mr. Brod:

        We have reviewed your response letter dated January 8, 2010 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 11, 2009.

Form 10-K for the Fiscal Year Ended June 30, 2009

Part II

Item 8. Financial Statements and Supplementary Data

Note 22. Segment Information and Geographic Data, page 77

1.   You indicate in response to prior comment 2 that you believe you have met the disclosure requirements under paragraph 37 of SFAS 131 since your segments are organized based on groups of similar products and services. For each of the offerings of each reportable segment, as described in your response, explain how you concluded that they represent a group of similar products or services. Describe the specific attributes and the criteria you use to aggregate.

2.   Further, in reporting revenues from external customers for each product and service or each group of similar products and services, please tell us the basis for considering product and service on a combined, interchangeable basis as opposed to revenue disclosures for each product and each service separately. Clarify why you believe that your segment disclosures in Note 22 and in Part 1. Item 1. Business on page 3 of Form 10-K comply with paragraph 37 of SFAS 131 (now ASC 280-10-80-50-40) and Item 101(c)(i) of Regulation S-K respectively.

3.   You indicate in response to prior comment 3 that the segment information presented in Note 22 is used by your chief operating decision maker in assessing segment performance and deciding how to allocate resources. Considering that your MD&A should be a discussion and analysis of your business as seen through the eyes of management, tell us what consideration you gave to presenting the segment information provided beginning on page 23 on the basis consistent with your internal management reporting, with a reconciliation to U.S. GAAP.

4.   We note your responses to prior comments 4 and 5. In light of the Staff's initial concerns resulting from your current disclosure, tell us what consideration you have given to clarifying the description of the basis for measurement of your segment data in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig D. Wilson
Sr. Asst. Chief Accountant